Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11240

SUPPLEMENT DATED NOVEMBER 24, 2021

TO OFFERING CIRCULAR DATED SEPTEMBER 1, 2020

STOREN TECHNOLOGIES INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated September 1, 2020 (the “Offering Circular”) of Storen Technologies\ Inc. (the “Company”), as amended and supplemented. The Offering Circular is Here. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the Company’s intention to terminate the offering described in the Offering Circular, on December 30, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after December 30, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.